

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 1, 2017

Mr. Michael W. Upchurch
Chief Financial Officer
Kansas City Southern
427 West 12th Street
Kansas City, MO 64105

> **Re:** **Kansas City Southern**
> **Form 10-K for the year ended December 31, 2016**
> **Filed January 27, 2017**
> **File No. 001-04717**

Dear Mr. Upchurch:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2016

Note 13. Income Taxes

Tax Contingencies, page 70

1. We note that the SAT has appealed a November 2016 resolution by the Mexican tax court related to a VAT audit assessment, where you believe it is more likely than not that you will prevail, however, an unexpected adverse resolution could have a material adverse effect on your financial position and results of operations. Please note that in accordance with ASC 450-20-50-3 if no accrual is made for a loss contingency because one or both of the conditions are not met, or an exposure to loss exists in excess of the amount accrued pursuant to the provisions of ASC 450-20-30-1, if there is at least a reasonable possibility that a loss or an additional loss may have been incurred, the disclosure shall indicate, in addition to the nature of the contingency, an estimate of the possible loss or range of loss or state that such an estimate cannot be made. Please tell us

what this range is and revise your disclosure accordingly, while also considering any developments to date. Please provide similar information for the December 2016 ruling.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Effie Simpson at (202) 551-3346, or in her absence, Claire Erlanger, at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters.  Please contact the undersigned, at (202) 551-3750 with any other questions.


Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure